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                            June 13, 2023

       Stephen Ruffini
       Chief Financial Officer
       Village Farms International, Inc.
       4700-80th Street
       Delta, British Columbia, Canada
       V4K 3N3

                                                        Re: Village Farms
International, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 9, 2023
                                                            Item 2.02 Form 8-K
filed March 9, 2023
                                                            Response dated May
17, 2023
                                                            File No. 001-38783

       Dear Stephen Ruffini:

               We have reviewed your May 17, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 5, 2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Managment's Discussion and Analysis
       Non-GAAP Measures
       Reconciliation of Net Income to Adjusted EBITDA, page 61

   1. We note your response to prior comment 4 regarding your adjustments to remove the loss on the write down of
inventory to net realizable value and the share of loss on JV inventory impairment.
Notwithstanding your rationale for excluding these inventory losses from your
non-GAAP adjusted EBITDA measure, these adjustments appear to be part of the normal
course of your operations and therefore inconsistent with Question
 Stephen Ruffini
Village Farms International, Inc.
June 13, 2023
Page 2
         100.01 of the Compliance and Disclosure Interpretations on Non- GAAP Financial
         Measures. Specifically, we note the following:
             You indicate that the adjustment for loss on inventory write-down to net realizable value is due to a change in distribution for saleable inventory from both retail and wholesale channels to just wholesale where pricing is lower. Regardless of the underlying cause, given the nature of your business, inventory write-downs would not be considered outside of the normal course of your operations; and The adjustment for share of loss on JV inventory impairment relates to hemp
             inventory that is no longer held for sale as there is uncertainty regarding the use of
             CBD in food and beverages. As the company is subject to FDA regulatory compliance, related costs (including the cost of inventory that is written-off due to regulatory uncertainty) appear to be part of your normal operations.
         Please confirm you will no longer exclude these inventory losses from your adjusted
         EBITDA measure. This comment is also applicable to prior comments 13, 14 and 16.
         Please also confirm that you will no longer exclude these inventory losses from presentation of costs of sales, gross margin and/or gross margin %. You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at
202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameStephen Ruffini
                                                              Division of
Corporation Finance
Comapany NameVillage Farms International, Inc.
                                                              Office of
Industrial Applications and
June 13, 2023 Page 2                                          Services
FirstName LastName